UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 28, 2016

Starz
(Exact name of registrant as specified in its charter)

Delaware	001-35294	20-8988475
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8900 Liberty Circle
Englewood, Colorado 80112
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 852-7700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 28, 2016, Starz (the “Company”) issued a press release (the “Earnings Release”) setting forth information, including financial information, which is intended to supplement the financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, to be filed with the Securities and Exchange Commission (the “SEC”) on or before August 9, 2016.

This Item 2.02 and the Earnings Release attached hereto as Exhibit 99.1, insofar as they disclose historical information regarding the Company’s results of operations or financial condition for the quarter ended June 30, 2016, and other than the portions thereof filed as part of Exhibits 99.2, are being furnished to the SEC.

Item 8.01 Other Events

Also on July 28, 2016, the Company held an earnings call (the “Earnings Call”), during which the Company discussed the proposed merger with Lions Gate Entertainment Corp. (“Lions Gate”). The Earnings Release and replays of the Earnings Call are both archived on or accessible from the Company's website.

The portions of the Earnings Release and the portions of the transcript from the Earnings Call that relate to the discussion of the proposed merger with Lions Gate are being filed herewith as Exhibit 99.2 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and are hereby incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Name
99.1	Press Release of Starz, dated July 28, 2016.
99.2	Excerpts of communications relating to the proposed merger with Lions Gate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2016

STARZ

By:	/s/ Scott D. Macdonald
Name: Scott D. Macdonald
Title: Chief Financial Officer, Executive Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Name
99.1	Press Release of Starz, dated July 28, 2016.
99.2	Excerpts of communications relating to the proposed merger with Lions Gate.

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